Exhibit 3.1

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

of

DENNY’S CORPORATION

First: The name of the corporation is Denny’s Corporation (the “Corporation”).

Second: The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, Wilmington, Delaware 19801, in the county of New Castle. The name of the registered agent of the Corporation at such address is The Corporation Trust Company.

Third: The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”).

Fourth: The total number of shares of stock which the Corporation shall have the authority to issue is 100 shares of common stock, each of which shall have a par value of one cent ($0.01) per share.

Fifth: The Board of Directors shall have the power to adopt, amend or repeal the Bylaws.

Sixth: The number of directors of the Corporation shall be fixed in such manner as prescribed by the Bylaws of the Corporation and may be increased or decreased from time to time in such manner as prescribed by the Bylaws. Elections of directors need not be by written ballot.

Seventh: The Corporation shall, to the full extent permitted by Section 145 of the DGCL, as amended from time to time, indemnify all persons whom it may indemnify pursuant thereto.

Eighth: The personal liability of the directors of the Corporation is hereby eliminated to the fullest extent permitted by Section 102 of the DGCL, as the same may be amended or supplemented.

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